2003 ANNUAL REPORT THE RYLAND GROU



PE 12-31-03

RECD S.E.C.

MAR 1 5 2004

1088

ARLS





PROCESSED

MAR 17 2004

THOMSON FINANCIAL



The Ryland Home

COVER:

Atlanta, Georgia

The *Wellington*, available in Ryland's Eagle's Ridge community in Lithonia, Georgia, is the division's top-selling plan. It offers 3,281 square feet of living space and is priced from $28[illegible],[illegible]00.

CONTENTS:

Financial Highlights 1.

Chairman's Letter 3.

The Ryland Strategy 9.

Portfolio of Homes 17.

Financial Review 31.

Board of Directors 61.

Financial Highlights

in thousands, except unit and per share data	2003	2002	2001
Homes sold	15,197	13,936	13,095
Homes closed	14,724	13,145	12,686
Homes backlog	5,841	5,368	4,577
Revenues	$ 3,444,129	$ 2,877,213	$ 2,747,191
Net earnings	$ 241,692	$ 185,604	$ 132,093
Diluted earnings per share	$ 9.11	$ 6.64	$ 4.63
Stockholders' equity	$ 824,542	$ 680,079	$ 562,862
Stockholders' equity per share	$ 33.97	$ 26.92	$ 21.29

Performance at a Glance



(IN THOUSANDS, EXCEPT UNIT DATA)

R. CHAD DREIER
Chairman, President, and
Chief Executive Officer



Fellow Shareholders:

FOR THE FIFTH CONSECUTIVE YEAR, The Ryland Group has set new records in its operating results including the highest revenues, consolidated net earnings, earnings per share, new orders, closings and year-end backlog in its 36-year history.

In 2003, all of Ryland's financial numbers were even higher than last year's record-breaking results. Revenues were $3.4 billion, up 19.7 percent from $2.9 billion in 2002. Consolidated net earnings increased 30.2 percent over 2002's $185.6 million to $241.7 million. New orders increased 9.0 percent to 15,197 and backlog dollars were up 24.0 percent. In the same period, earnings per share rose by 37.2 percent to $9.11 – boosted, in part, by our stock buyback program, which contributed to the reduction in our outstanding common shares of 3.9 percent, or 984,000 shares. Our low-risk growth strategy and excellent performance in recent years have been noted by key rating agencies, including Standard & Poor's, which has moved Ryland up to an investment grade rating.

Ryland is a leader among public homebuilders in return on equity (ROE), producing a 35.5 percent ROE in 2003. In addition, we far outperformed the 10 percent ROE averaged by Fortune 500 companies in 2002.

WHAT'S MORE, we did it our way, by following the strategy of disciplined, controlled growth that was implemented at Ryland 10 years ago. Over the past decade, we successfully have entered new markets through land purchases, not acquisition of competing companies, and we have spread our risks against

"Ryland's operating strategy is designed to produce improvements in our results and performance by focusing on steady margin improvement and bottom-line growth. For example, our gross margins have risen from 15.9 percent in 1998 to 22.1 percent in 2003."

regional downturns by investing in diverse geographic areas across the United States. This is in keeping with historical data that has shown housing recessions and cyclicality tend to occur locally, not nationally. Thus, this strategy should result in sustainable returns through geographic diversification. Ryland is in 27 of the nation's top housing markets, and we are in the top five in local market share in Tampa, Orlando, Charlotte, Baltimore, Indianapolis, San Antonio and Atlanta.

Ryland also follows a conservative land policy, buying only entitled land and targeting between a three- to four-year supply of lots. We are a homebuilder, not a land speculator. We buy lots as late in the process as possible to avoid unnecessary carrying costs, and we seek to increase returns through rapid turnover of inventory. We are one of the leaders in the public homebuilding industry with a turnover rate of 2.1, which benefits both our return on investment and liquidity.

Having Ryland Mortgage Company helps to facilitate inventory turnover by getting our homebuyers approved and into their homes in a timely manner. Competitive financing rates, along with the convenience of dealing with an on-site source, helped to prompt 85.4 percent of the people who buy our homes to finance through Ryland Mortgage. In 2003, Ryland Mortgage reported pretax income of $62.8 million. This accounts for about 15.9 percent of Ryland's overall pretax income.

Even as the homebuilding industry sets new records and outpaces other industry sectors,

concerns have been raised about how public homebuilders will fare if interest rates rise. In the past, there were times when a weak economy went hand-in-hand with high unemployment and high interest rates. What we have seen in the last couple of years is increased unemployment offset by historically low interest rates. These low interest rates have supported home ownership. When employment rates strengthen it is possible that we may see a rise in interest rates. However, an increase in jobs should bolster the demand for new homes. Overall, public homebuilders such as Ryland are better positioned than ever before to weather varying market conditions, especially since we utilize low-interest fixed rate debt, advanced technology, large-scale buying efficiencies, and have superior access to prime land and labor. In addition, over the past decade, the capital structure of public homebuilders has improved dramatically. In 1991, public homebuilders had an average debt-to-capital ratio of 70 percent; today the average ratio stands at 40 percent.

RYLAND's operating strategy is designed to produce improvements in our results and performance by focusing on steady margin improvement and bottom-line growth. For example, our gross margins have risen from 15.9 percent in 1998 to 22.1 percent in 2003. Additionally, our conservative balance sheet has minimal goodwill and Ryland does not record revenue until homes are actually delivered. As a result, we are a leader in the industry in several key financial measures, including earnings growth. Our five-year earnings per share compound annual growth rate stands at 47.8 percent.

"In 2004, as we take our place among the ranks of Fortune 500 companies, we have the talent, the skills and the strategy in place to grow significantly without acquisitions."

MUCH OF OUR SUCCESS in recent years is a result of the high caliber of our employees. Choosing from among the best and the brightest and empowering them with the tools to do their jobs have been critical aspects of the Ryland strategy which I have kept the company focused on since assuming the helm of Ryland a decade ago. I am proud to note that the recruitment and training programs we implemented during my tenure with the company are attracting stronger candidates who are pursuing a promising career with the company.

IN 2004, as we take our place among the ranks of Fortune 500 companies, we have the talent, the skills and the strategy in place to grow significantly without acquisitions. The ingredients for our ongoing success are firmly entrenched in Ryland's culture and evident in the quality of home products and services that we bring to the marketplace. Through the continued dedication of Ryland's highly skilled and professional team across the country, I am confident that we can deliver value and a bright future to our homebuyers, subcontractors and shareholders alike. Thank you for your continued support.



R. CHAD DREIER
Chairman, President and
Chief Executive Officer

A Decade of Growth

The Board of Directors elects R. Chad Dreier the Company's Chairman on December 12, 1993.

Ryland celebrates its 30th year in business in 1997.

In 2003, Ryland achieves its fifth consecutive year of record net earnings, homebuilding pretax earnings, revenues, sales, closings and backlog.



10 Year Trends: 1994 - 2003

SALES



CLOSINGS



HOMEBUILDING REVENUE



The Ryland Strategy

HIGH VOLUME is the cornerstone of Ryland's strategy. In 2003, Ryland sold 15,197 homes in 27 major markets in more than 330 communities. Our national strength and local market expertise enable us to offer our customers the best in quality, design and value.



CUTTING-EDGE HOME DESIGN

We develop nearly 300 new home plans each year, tailored to the needs of various buyer profiles.

HOMEBUYER DESIGN OPTIONS

Ryland offers hundreds of upgrades and options on every home to satisfy individual homebuyers' needs and increase profitability.

NATIONAL PURCHASING CONTRACTS

We negotiate contracts with national vendors to provide the highest value to our homebuyers.

PRIME NEIGHBORHOOD LOCATIONS

Ryland purchases land in the most appealing areas of each geographic market.

INTEGRITY

Ryland operates with integrity at every level, providing solid financial results that investors can trust.

Consumer Research

We continually monitor the wants and needs of our homebuyers across the country.

Employee Training Programs

Our training programs for sales, construction, service and mortgage finance help employees offer an exceptional experience to homebuyers.

Top Professionals

We hire the homebuilding industry's best talent to manage every function of our business.

Customer Service and Satisfaction Research

Each Ryland division strives for the highest levels of customer satisfaction, tracked by proprietary J.D. Power & Associates research.

Community Design

We work with top land planners to create the most livable neighborhoods.

THE RYLAND GROUP, headquartered in Southern California, is one of the nation's largest homebuilders and a leading mortgage finance company. We currently operate in 27 markets across the United States. Since our founding in 1967, Ryland has built more than 215,000 homes and financed over 185,000 mortgages.

○ West ○ North Central ○ Southeast



THE RYLAND GROUP pursues an internally driven strategy that emphasizes margin and net income growth through low-risk expansion and continually improving operating efficiencies.

OUR GOAL IS TO SUSTAIN our substantial revenue and earnings growth through high-volume production homebuilding nationwide. As the builder of nearly 15,000 homes in 2003, we capitalized on our economies of scale. Because of the large number of homes that we build in our geographic markets, we enjoy better access to prime land sites, better pricing and availability of high-quality labor and materials, and increased overhead leverage. In addition, the power of our national and regional purchasing programs generates considerable purchasing efficiencies, including manufacturers' rebates of more than $20 million in 2003. It also enables us to offer our homebuyers brand-name fixtures and appliances from respected suppliers such as GE, Moen and Owens Corning at highly competitive prices.

Geographic diversity plays a key role in spreading our investment risk and ensuring consistent and sustainable revenue gains over time. Today, Ryland has a significant presence in 27 of the nation's best housing markets. This buffers us from regional economic slowdowns and mitigates the need to assume the debt and risk associated with acquisitions. Before entering any market, we thoroughly research regional economic indicators and demographic trends. We move forward only in those locations that exhibit a strong potential for growth in the next 10 to 20 years and show a mix of prospective entry-level and first- and second-time move-up homebuyers – in accordance with our risk strategy.

ONCE WE ENTER A REGION, we commit ourselves fully to establishing a strong presence and a reputation for quality and value. While our reach is national, our expertise is local. Our decentralized operating



CHARLESTON

"Geographic diversity plays a key role in spreading our investment risk and ensuring consistent and sustainable revenue gains over time. Today, Ryland has a significant presence in 27 of the nation's best housing markets."

structure places responsibility for product and land decisions with divisional and regional presidents who are most familiar with local consumer preferences, market conditions and land purchase opportunities. This strategy has allowed Ryland to purchase well-situated entitled land and maintain a conservative four-year supply of lots. All land purchases are thoroughly reviewed and approved at the corporate level. We allow ample capital to grow in existing markets, and allocate inventory dollars appropriately to major regions.

Critical to our decentralized structure is a commitment to fostering professional competence in every functional area of the company. At Ryland, we make an ongoing investment in the personal and professional growth of all of our employees through a variety of intensive training programs, including sales and customer service, mortgage financing, and homebuilding management. We create career opportunities and management diversity through a management training program that allows candidates to learn every aspect of our business from land acquisition and construction management to sales and finance. Management on the corporate, regional and divisional levels also participates in a leadership development program and receives ongoing feedback and mentoring. The knowledge and skills that Ryland people bring to their jobs helps reduce cycle times, prevent errors, support subcontractors, and garners customers' confidence in our skills as a national homebuilder.

ACROSS THE NATION, we take great care to see that Ryland's reputation for quality and customer service precedes us. We are keenly aware that an enjoyable, trouble-free homebuying experience leads to more referrals, a positive brand response and return business from our customers. At Ryland, research into consumer preferences and market appeal is ongoing, and we work with outside architects and our own design experts to refine the product-development process. We not only bring new home designs to market quickly, we also offer customers a broad and varied choice of architectural styles in different price ranges. In 2003, we introduced 269 new floor plans, from traditional to contemporary, and offered homes priced from $90,000 to $500,000.



"Across the nation, we take great care to see that Ryland's reputation for quality and customer service precedes us. We are keenly aware that an enjoyable, trouble-free homebuying experience leads to more referrals, a positive brand response and return business from our customers."

Value-engineering techniques and national and regional purchasing contracts have enabled us to reduce construction costs while maintaining or improving the quality of materials and workmanship. Even after providing excellent value to our homebuyers, we realized higher operating margins as well as greater returns for our shareholders. In 2003, our gross profit margin grew to 22.1 percent, continuing a steady rise over the past six years.

RYLAND ALSO OFFERS a broad range of value-added services. This "one-stop" service includes the convenience of arranging financing through Ryland Mortgage Company, available exclusively to Ryland homebuyers. Other services provided exclusively for the Ryland homebuyer include title insurance, settlement and escrow services, and homeowner insurance. Homebuyers can apply for financing and track the status of their mortgage application online at ryland.com. In our customer satisfaction surveys, buyers who used Ryland Mortgage have consistently rated their experience better than those who did not. The ease of financing through our mortgage company helped to persuade 85.4 percent of our customers to use Ryland Mortgage in 2003.

Ryland also supports customers by offering a number of other services, including interior design support at Ryland design centers, where homebuyers can view options, upgrades and color selections all at a single location. Professional design consultants assist Ryland customers in choosing from a variety of cabinetry, plumbing fixtures, windows, lighting, flooring, appliances, fireplaces and other options suited to the homebuyer's individual budget, lifestyle and taste.

Our integrated customer service program includes pre- and post-settlement meetings, a full one-year warranty program, and a 10-year structural warranty. The comprehensive homeowner's manual we produce outlines Ryland's service program and performance standards.



DENVER

"Today Ryland is a leader in the public homebuilding industry in return on equity at 35.5 percent and return on capital at 23.3 percent."

FOR RYLAND, the best way to ensure sustainable growth and profitability is to create thousands of satisfied homebuyers. We do that by soliciting feedback from our customers. We survey buyers three months after they move into their new homes and again a year later. We then use their responses to benchmark our progress and spur further improvement. These comprehensive customer satisfaction surveys, conducted by J.D. Power and Associates, have shown that the majority of Ryland homebuyers rate their overall experience positively. What's more, an increasing number of our customers say they would buy from Ryland again and recommend us to others. This customer focus has long been the cornerstone of Ryland's success.

Our impressive operating and financial results reaffirm this approach. Today Ryland is a leader in the public homebuilding industry in return on equity at 35.5 percent and return on capital at 23.3 percent. What's more, Ryland's five-year earnings per share compound annual growth rate is at 47.8 percent. To us, these are all indications that the Ryland strategy is working for our company, our homebuyers, our employees, our subcontractors and our shareholders, and that we are on the right path for continued growth in the future.

OPPOSITE PAGE:

This wooded homesite in Elkton, Maryland, represents Ryland's strategy of creating beautiful neighborhoods, not just beautiful homes.


The Ryland Portfolio

CHARLESTON, SOUTH CAROLINA

Southern charm meets cutting-edge design in the Davidson model at our Arbor Oaks community in Summerville, South Carolina. Its wraparound porch and open kitchen make it one of the community's most popular homes. Prices start at $156,990.



WASHINGTON, D.C.

The Patuxent is one of the top sellers in the Broad Run Oaks community, located in Gainesville, Virginia. Priced from $340,000, the home features a three-car tandem garage and 3,332 square feet of living space.



INDIANAPOLIS, INDIANA

The Harrington plan is offered in The Enclave, a wooded community in Zionsville, Indiana. It features 2,400 square feet of living space and starts at $286,995.





BALTIMORE, MARYLAND

The Kentwell is offered in The Enclave at River Oaks, a luxury townhome community in Edgewater, Maryland. Featuring three levels of living space and a private deck, it's priced from $349,000.



ORLANDO, FLORIDA

Our Casa Bella model was designed specifically for the gated community of Bella Notte at Vizcaya in Orlando. The Mediterranean-style home features 1,947 square feet of living space and is priced from $321,490.



TAMPA, FLORIDA

The Marietta II is available in the gated community of Hickory Woods in Brandon, Florida. Priced from $309,990, it boasts outdoor views from all rooms and 3,192 square feet of living space.





NORTHERN CALIFORNIA

The Independence is offered at Ryland Americana in Tracy, one of the fastest-growing communities in California's Central Valley. Priced starting at $369,990, the home includes 2,448 square feet of living space.



CHICAGO, ILLINOIS

At 3,686 square feet, the Primrose is the largest plan at our Silver Leaf Glen community in Round Lake, Illinois. It's also the most popular. The home is priced from $304,990.



DALLAS, TEXAS

The Palomino is the best-selling plan at Riding Club Estates near Fate, Texas. Priced from $183,990, the home features 2,651 square feet of living space.





DENVER, COLORADO

The Barrington is available at our Firelight community in Highlands Ranch, Colorado. Priced from $283,990, the home features 2,143 square feet of living space.



Financial Review

CONTENTS:

Five-Year Review of Selected Financial Data	32.
Management's Discussion and Analysis of Results of Operations and Financial Condition	33.
Consolidated Statements of Earnings	43.
Consolidated Balance Sheets	44.
Consolidated Statements of Stockholders' Equity	45.
Consolidated Statements of Cash Flows	46.
Notes to Consolidated Financial Statements	47.
Report of Independent Auditors	60.
Report of Management	60.
Board of Directors	61.
Corporate and Subsidiary Officers	62.
Quarterly Financial Data and Common Stock Prices and Dividends	64.
Corporate and Investor Information	INSIDE BACK COVER

Selected Financial Data

(in millions, except share data) unaudited	2003	2002	2001	2000	1999
ANNUAL RESULTS					
REVENUES					
Homebuilding	$ 3,355	$ 2,805	$ 2,684	$ 2,286	$ 1,959
Financial services	89	72	63	46	47
TOTAL REVENUES	3,444	2,877	2,747	2,332	2,006
Cost of sales — homebuilding	2,616	2,216	2,182	1,901	1,633
Selling, general and administrative expenses	419	342	316	268	236
Interest expense	13	10	31	28	28
Earnings before taxes	396	309	218	135	109
Tax expense	154	124	86	53	42
NET EARNINGS	$ 242	$ 185	$ 132	$ 82	$ 67
YEAR-END POSITION					
ASSETS					
Housing inventories	$ 1,397	$ 1,100	$ 899	$ 888	$ 823
Cash and cash equivalents	317	269	298	142	70
Mortgage-backed securities and notes receivable	26	43	62	85	99
Other assets	268	246	252	246	256
TOTAL ASSETS	2,008	1,658	1,511	1,361	1,248
LIABILITIES					
Long-term debt	541	491	491	450	378
Short-term notes payable	26	43	62	83	157
Other liabilities and minority interest	616	444	395	375	327
TOTAL LIABILITIES	1,183	978	948	908	862
STOCKHOLDERS' EQUITY	$ 825	$ 680	$ 563	$ 453	$ 386
PER COMMON SHARE DATA					
NET EARNINGS					
Basic	$ 9.72	$ 7.03	$ 4.94	$ 3.10	$ 2.24
Diluted	9.11	6.64	4.63	2.96	2.15
Dividends declared	$ 0.16	$ 0.08	$ 0.08	$ 0.08	$ 0.08
Stockholders' equity	33.97	26.92	21.29	16.75	13.61
OTHER FINANCIAL DATA					
EBITDA[1]	$ 484	$ 381	$ 318	$ 219	$ 184
EBITDA/interest incurred[2]	8.8 x	7.8 x	5.1 x	3.5 x	3.5 x
Return on equity[3]	35.5 %	33.0 %	29.1 %	21.3 %	19.3 %
Debt-to-total capital[4]	39.6 %	41.9 %	46.6 %	49.8 %	49.4 %

[1]*EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of the Company's operations to generate cash beyond that which is needed to service existing interest requirements and ongoing tax obligations. EBITDA equals net earnings before (a) interest expense; (b) previously capitalized interest amortized to cost of sales; (c) income taxes; and (d) depreciation and amortization. EBITDA excludes the Company's equity in earnings or losses of the unconsolidated joint ventures in which the Company participates. EBITDA is not a financial measure recognized in accordance with generally accepted accounting principles (GAAP). EBITDA should neither be considered an alternative to net earnings determined in accordance with GAAP as an indicator of operating performance, nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.*

[2]*EBITDA/interest incurred is calculated as EBITDA (defined above) divided by total interest incurred, which is the sum of interest expense and capitalized interest for the period.*

[3]*Return on equity is calculated as net earnings divided by total stockholders' equity at the beginning of the period.*

[4]*Debt-to-total capital is calculated as long-term debt divided by the sum of long-term debt and total stockholders' equity.*

A reconciliation of EBITDA to net cash provided by operating activities, the most directly comparable GAAP measure, is provided below for each period presented.

	YEAR ENDED DECEMBER 31,				
(in thousands)	2003	2002	2001	2000	1999
Net cash provided by operating activities	$ 142,801	$ 87,180	$ 176,775	$ 114,051	$ 59,857
Increase in inventory	239,989	200,623	10,984	65,724	178,590
Tax expense	154,525	123,736	86,243	52,588	42,641
Interest expense	12,609	9,391	30,896	28,505	28,367
Capitalized interest amortized to cost of sales	38,263	32,162	31,878	27,581	19,027
Net change in other assets, payables and other liabilities	(86,629)	(52,331)	(16,443)	(69,903)	(153,062)
Tax benefit from exercise of stock options	(17,120)	(12,103)	(8,337)	(2,826)	(720)
Equity in losses (earnings) of unconsolidated joint ventures	94	(2,689)	(26)	(163)	(263)
Other	(913)	(5,095)	6,182	3,695	10,039
EBITDA	$ 483,619	$ 380,874	$ 318,152	$ 219,252	$ 184,476

OPERATIONS OF THE RYLAND GROUP, INC. and its subsidiaries ("the Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 27 markets. Subject to economic conditions, the Company not only plans to expand in its existing markets and enter new markets, but also strives to be one of the largest builders in each of those markets. The financial services segment is involved in originating mortgages and providing title, escrow, and insurance brokerage services for the Company's homebuilding customers, and maintains an investment portfolio of mortgage-backed securities and notes receivable.

Ryland homes are built on-site and marketed in three major geographic regions. As of December 31, 2003, the Company operated in the following metropolitan areas:

REGION	MAJOR MARKETS SERVED
North Central	*Austin, Baltimore, Chicago, Cincinnati, Dallas, Houston, Indianapolis, Minneapolis, San Antonio and Washington, D.C.*
Southeast	*Atlanta, Charleston, Charlotte, Fort Myers, Greensboro, Greenville, Jacksonville, Orlando and Tampa*
West	*California's Central Valley, California's Inland Empire, Denver, Las Vegas, Phoenix, Sacramento, San Diego and the San Francisco Bay Area*

RESULTS OF OPERATIONS

Earnings, revenues, new orders and deliveries of homes reached record-breaking highs for the fifth consecutive year in 2003. These trends were indicative of favorable economic and demographic environments, as well as the Company's ability to deliver a competitive product in superior locations while achieving higher relative economies through cost saving initiatives. In 2003, the Company's substantial growth was fueled by profits and capital market transactions. The Company reduced its average cost of funds by replacing its $100.0 million notes with $150.0 million of lower rate debt and expanded its revolving credit facility. In addition, its credit rating was upgraded during the year to investment grade by Standard & Poor's. In the fourth quarter of 2003, the Company increased its quarterly common stock dividend to $0.10 per share from the previous quarterly rate of $0.02 per share. The Company also made many significant investments in training and technology which have already begun to yield positive returns.



The Company reported consolidated net earnings of $241.7 million, or $9.11 per diluted share, for 2003, compared to $185.6 million, or $6.64 per diluted share, for 2002 and $132.1 million, or $4.63 per diluted share, for 2001. This net earnings increase resulted from higher volume, increased profitability and lower interest expense for the homebuilding and financial services operations.

The Company's revenues reached a historical high of $3,444.1 million for 2003, up 19.7 percent from $2,877.2 million for 2002. Total revenues for 2002 exceeded 2001 levels by $130.0 million, or 4.7 percent. Both homebuilding and mortgage banking revenues rose in 2003.

EBITDA was $483.6 million for the year ended December 31, 2003, compared to $380.9 million and $318.2 million for the same period in 2002 and 2001, respectively. The Company's ratio of EBITDA to interest incurred improved to 8.8 for the year ended December 31, 2003, compared to 7.8 for the same period in 2002 and 5.1 in 2001.

The Company continued to strengthen its balance sheet in 2003. Consolidated inventories owned by the Company grew 21.5 percent to $1,336.8 million, positioning the Company for significant growth in 2004. The Company is geographically diverse and continued to expand into multiple new markets during the year. Goodwill of $18.2 million was among the lowest in the industry. Its debt-to-capital ratio was down to 39.6 percent at December 31, 2003, from 41.9 percent at December 31, 2002. Stockholders' equity increased 21.2 percent, or $144.4 million, during 2003 and 20.8 percent, or $117.2 million, during 2002. As a result of balancing cash outlays between achieving growth objectives and common stock repurchases, stockholders' equity per share increased $7.05, or 26.2 percent, in 2003. The Company's book value at December 31, 2003, was 97.8 percent tangible.

RETURN ON EQUITY



RETURN ON CAPITAL



STOCKHOLDERS' EQUITY PER SHARE



During 2003, revenues grew 19.7 percent, net earnings increased 30.2 percent, diluted earnings per share improved 37.2 percent, EBITDA increased 27.0 percent, return on equity was 35.5 percent, return on capital[5] was 23.3 percent and inventory was turned 2.1 times. The Company's returns were among the highest in the industry; its credit quality has strengthened; and its financial position continues to improve.

Homebuilding

New orders increased 9.0 percent in 2003 and 6.4 percent in 2002, compared to the respective prior year. New orders for the year increased 7.4 percent in the North, 14.5 percent in the Southeast and 16.5 percent in the West; they decreased 1.8 percent in Texas. The decline in new orders in Texas occurred primarily in the fourth quarter. During the fourth quarter of 2003, new orders decreased by 8.9 percent due to lower fourth quarter sales in Charlotte, Dallas, and Houston, primarily attributable to a strategic decision to reduce dependency on entry-level product, increased price competition and higher cancellation rates in those markets. Positive trends in the North, Southeast and West were driven by expansion plans, robust demand and a proactive approach to maintaining an adequate supply of competitively priced lots. In an effort to facilitate further growth and diversification, the Company has continued to invest additional capital in most of its existing markets and opened new divisions in California's Inland Empire, Charleston, Fort Myers, Jacksonville and Las Vegas. The number of active communities at year-end rose 8.8 percent in 2003 from 2002.

[5] *Return on capital is calculated by dividing net earnings before tax-affected interest, by the sum of beginning long-term debt and total stockholders' equity.*

	NORTH	TEXAS*	SOUTHEAST	WEST	TOTAL
New orders *(units)*					
2003	4,385	3,141	4,648	3,023	15,197
2002	4,083	3,198	4,060	2,595	13,936
2001	3,875	2,946	3,852	2,422	13,095
Closings *(units)*					
2003	4,393	3,291	4,216	2,824	14,724
2002	3,974	3,310	3,738	2,123	13,145
2001	3,718	2,823	3,533	2,612	12,686
Average closing price *(in thousands)*					
2003	$ 259	$ 159	$ 208	$ 270	$ 224
2002	232	155	195	283	210
2001	215	162	187	276	208
Outstanding contracts at December 31					
Units					
2003	1,738	809	2,223	1,071	5,841
2002	1,746	959	1,791	872	5,368
2001	1,637	1,071	1,469	400	4,577
Dollars *(in millions)*					
2003	$ 503	$ 142	$ 508	$ 320	$ 1,473
2002	432	155	377	224	1,188
2001	368	162	288	99	917
Average price *(in thousands)*					
2003	$ 289	$ 175	$ 229	$ 299	$ 252
2002	248	162	210	257	221
2001	225	151	196	247	200

At December 31, 2003, the Company had outstanding contracts for 5,841 units, representing the highest year-end backlog in its history and an 8.8 percent increase over year-end 2002. Outstanding contracts denote the Company's backlog of sold but not closed homes, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $1,473.3 million value of outstanding contracts increased 24.0 percent from year-end 2002 due, in part, to a 14.0 percent increase in average sales price.

Results of operations for the homebuilding segment are summarized as follows:

(in thousands)	2003	2002	2001
Revenues	$ 3,355,450	$ 2,805,055	$ 2,684,116
Gross profit	739,475	588,996	502,497
Selling, general and administrative expenses	333,726	281,049	261,078
Interest expense	11,118	6,826	25,473
Homebuilding pretax earnings	$ 394,631	$ 301,121	$ 215,946

The homebuilding segment reported pretax earnings of $394.6 million for 2003, compared to $301.1 million for 2002 and $215.9 million for 2001. Homebuilding results in 2003 increased from 2002 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2002 increased from 2001 primarily due to these same factors.

For purposes of analysis, the Texas markets have been identified separately from the other markets in the North Central region.

HOMEBUILDING REVENUE BY REGION



AVERAGE CLOSING PRICE



Homebuilding revenues increased 19.6 percent for 2003, compared to 2002, due to a 12.0 percent increase in closings and a 6.7 percent increase in average closing price. The increase in closings in 2003 was due to a higher backlog at the beginning of the year and a 9.0 percent increase in new home orders during the year. Average sales prices increased in all but the California markets, where prices for existing product lines generally increased, but the mix of homes was targeted toward more affordable levels. Homebuilding revenues rose 4.5 percent in 2002, compared to 2001, due to a 3.6 percent increase in closings and a 1.0 percent increase in average closing price. The rise in closings in 2002 was due to a higher backlog at the beginning of the year and an increase in new home orders during the year.

Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding results included pretax gains from land sales of $10.5 million, $10.8 million and $2.3 million in 2003, 2002 and 2001, respectively.

GROSS PROFIT MARGIN



SG&A EXPENSE



PRETAX EARNINGS MARGIN



Gross profit margins from home sales averaged 22.1 percent for 2003, compared to 20.9 percent for 2002 and 19.0 percent for 2001. The improvement was primarily due to sales prices increasing at a greater rate than costs; lower land and development costs; and lower direct construction costs, as a percentage of revenues.

Selling, general and administrative expenses, as a percentage of revenue, were 9.9 percent for 2003, 10.0 percent for 2002 and 9.7 percent for 2001. The decrease in 2003 from 2002 was primarily due to leverage obtained through a dramatic increase in closings in the West region, which was accompanied by more modest increases in general and administrative expenses, partially offset by higher incentive compensation expense resulting from improved earnings. The increase in 2002 from 2001 was primarily due to higher incentive compensation expense, which resulted from improved earnings; increases in insurance and marketing costs; and an increase in rent expense due to a rise in model home lease activity during 2001, which was partially offset by the discontinuation of goodwill amortization.

Interest expense increased $4.3 million, or 63.2 percent, in 2003, compared to 2002, primarily due to the early extinguishment of debt resulting in a $5.1 million charge to interest expense, which was caused by the redemption of the

For purposes of analysis, the Texas markets have been identified separately from the other markets in the North Central region.

$100.0 million 8.3 percent senior subordinated notes due 2008 at a stated call price of 104.1 percent of the principal amount. Excluding the charge associated with the early extinguishment of debt, interest expense decreased $0.8 million, or 11.8 percent, in 2003, compared to 2002. This decrease was primarily attributable to a rise in capitalized interest, which resulted from increased development activity in a greater number of new communities.

Excluding the $7.2 million loss on the early extinguishment of debt, recorded as interest expense in 2001, interest expense decreased $11.5 million, or 62.8 percent, in 2002, compared to 2001. This decrease was primarily attributable to a rise in capitalized interest, which resulted from increased development activity in a greater number of new communities. In addition, the Company's cost of funds decreased due to refinancing activity during 2001.

Financial Services

The financial services segment reported pretax earnings of $62.8 million for 2003, compared to $48.3 million for 2002 and $35.1 million for 2001. The increase in 2003 from 2002 was primarily attributable to gains realized from the growth of operations as a result of heightened volume; a higher capture rate of the Company's home closings; a 6.4 percent increase in average loan size; and higher gains from sales of mortgages, resulting from a favorable interest rate environment. The increase in 2002 from 2001 was primarily due to these same factors.

(in thousands)	2003	2002	2001
REVENUES			
Net gains on sales of mortgages and mortgage servicing rights	$ 53,938	$ 44,522	$ 35,768
Title/escrow/insurance	18,651	13,581	11,957
Net origination fees	10,731	6,854	5,407
Interest			
Mortgage-backed securities and notes receivable	4,274	6,226	8,584
Other	1,068	869	1,165
Total interest	5,342	7,095	9,749
Other	17	106	194
Total revenues	88,679	72,158	63,075
EXPENSES			
General and administrative	24,339	21,299	22,532
Interest	1,491	2,565	5,423
Total expenses	25,830	23,864	27,955
Pretax earnings	$62,849	$ 48,294	$ 35,120
Ryland Homes origination capture rate	85.4%	82.4%	81.0%
Mortgage-backed securities and notes receivable average balance	$ 33,000	$ 49,951	$ 71,050

RMC ORIGINATIONS



RMC REVENUES



RMC PRETAX EARNINGS



Revenues for the financial services segment increased 22.9 percent to $88.7 million during 2003, compared to 2002, driven primarily by a 24.0 percent increase in origination volume. The financial services segment capture rates for originations; title and escrow; and insurance services have increased to 85.4 percent, 96.3 percent and 55.2 percent, respectively, during 2003. In 2002, revenues for the financial services segment increased 14.4 percent to $72.2 million from 2001 driven primarily by an 8.9 percent increase in origination volume.

General and administrative expenses increased for the year ended December 31, 2003, compared to 2002, primarily as a result of increased incentive compensation associated with improved earnings. General and administrative expenses decreased for the year ended December 31, 2002, compared to 2001, primarily as a result of provisions made in the prior year for contingent claims relating to previously conducted loan servicing activities, partially offset by increased incentive compensation commensurate with improved earnings.

Interest expense decreased 42.3 percent for the year ended December 31, 2003, compared to 2002, primarily due to a decline in average borrowing rates, as well as to a continued decline in bonds payable and short-term notes payable result-

ing from continued runoff of the underlying collateral. In 2002, interest expense decreased 51.9 percent, compared to 2001, primarily due to these same factors, as well as to the termination of its warehouse facility agreement in July 2001, which was previously used to fund mortgage loans.

The number of mortgage originations rose by 16.6 percent in 2003 primarily due to an increase in the number of homebuilder closings, as well as to an increase in the capture rate of mortgages originated for customers of the homebuilding segment to 85.4 percent from 82.4 percent in 2002. The number of mortgage originations rose by 5.5 percent in 2002, compared to 2001, primarily due to these same factors.

Corporate

Corporate is a nonoperating business segment whose purpose is to support operations as the internal source of capital; develop and implement strategic initiatives; provide financial, human resource, marketing, legal and information technology services; and perform administrative functions associated with a publicly traded entity. Corporate expenses, which represent the costs of these functions, were $61.3 million for 2003, $40.1 million for 2002 and $32.7 million for 2001. Corporate expenses for 2003 and 2002 rose from prior year levels primarily as a result of increases in incentive compensation, which were due to the Company's increases in results and financial performance.

Investments in Unconsolidated Joint Ventures

The Company has an interest in 11 active joint ventures in the Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, its joint venture partners or others at market prices. Depending on the level of activity in the entities, yearly earnings from joint ventures may vary significantly. The Company recognized its proportionate share of losses, which totaled $94,000, from these entities in 2003, compared to earnings of $2.7 million in 2002 and $26,000 in 2001. The increase in 2002 resulted from a $2.7 million gain on the sale of land to a third party in one joint venture in Atlanta. The Company's investment in joint ventures was $14.0 million at December 31, 2003, compared to $14.9 million at December 31, 2002.

Income Taxes

Income taxes for fiscal years 2003, 2002 and 2001 were provided at effective tax rates of 39.0 percent, 40.0 percent and 39.5 percent, respectively. The decrease in the effective tax rate for 2003 was primarily due to the reduction of state income taxes, which resulted from the current mix of income in taxing states and settled audits. The increase in the effective tax rate for 2002 was due to increases in executive compensation, partially offset by the discontinuation of goodwill amortization. (See Note I.)

Financial Condition and Liquidity

Cash requirements for the Company's homebuilding and financial services segments are generally provided from internally generated funds and outside borrowings.

Net earnings provided $241.7 million in 2003 and $185.6 million in 2002, primarily as a result of increased profitability. Additionally, in 2003, the issuance and redemption of long-term debt provided a net $50.0 million, and net changes in other assets, payables and other liabilities provided $86.6 million. The cash provided was invested principally in inventory of $240.0 million and $200.6 million in 2003 and 2002, respectively, as well as in stock repurchases of $130.9 million and $95.9 million in 2003 and 2002, respectively. Effective in the fourth quarter of 2003, the Company's quarterly common stock dividend was increased to $0.10 per share from the previous quarterly common stock dividend of $0.02 per share. Dividends totaling $0.16, $0.08 and $0.08 per share were declared in the annual periods ending December 31, 2003, 2002 and 2001, respectively. During 2003, stockholders' equity increased $144.4 million, while long-term debt rose $50.0 million, continuing the Company's reduction in leverage.

STOCKHOLDERS' EQUITY



LONG-TERM DEBT



NET DEBT-TO-CAPITAL RATIO[6]



[6] *Net debt-to-capital is calculated as long-term debt less cash from the homebuilding segment divided by the sum of total long-term debt and total stockholders' equity less cash from the homebuilding segment.*

Consolidated inventories owned by the Company increased to $1,336.8 million at December 31, 2003, from $1,100.0 million at December 31, 2002. The Company attempts to maintain approximately a four-year supply of land, with half or more controlled through options. At December 31, 2003, the Company controlled 62,347 lots (a 4.2-year supply based on actual 2003 closings), with 24,481 lots owned and 37,866 lots, or 60.7 percent, under option. The Company has historically funded the exercise of land options through a combination of operating cash flows, capital transactions and, to a lesser extent, borrowings under its revolving credit facility. The Company expects these sources to continue to be adequate to fund future obligations with regard to option contracts; therefore, it does not anticipate that the exercise of land options will have a material adverse effect on its liquidity. In an effort to increase liquidity in prior years, models were sold and leased back on a selective basis. As cash balances increased, model leases declined. The Company owned 60.1 percent of its model homes at December 31, 2003, versus 39.9 percent at December 31, 2002.

The homebuilding segment's borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. In June 2003, the Company issued $150.0 million of 5.4 percent senior notes, which pay interest semiannually and will mature on June 1, 2008. In July 2003, the net proceeds from this offering were used to fully redeem the $100.0 million aggregate principal from the Company's 8.3 percent senior subordinated notes due April 1, 2008. The remaining proceeds were used for general corporate purposes. Senior and senior subordinated notes outstanding totaled $540.5 million and $490.5 million at December 31, 2003 and 2002, respectively.

In June 2003, the Company amended its senior unsecured revolving credit facility by increasing its capacity to $400.0 million per the provisions of the original agreement. The facility was renewed in 2002 for a three-year term, with an option for a one-year extension, and matures in August 2005. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. There were no outstanding borrowings under this facility at December 31, 2003 and 2002. The Company had letters of credit outstanding under this facility which totaled $93.3 million at December 31, 2003, and $86.4 million at December 31, 2002.

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2003 and 2002, outstanding seller-financed nonrecourse secured notes payable were $7.1 million and $3.8 million, respectively.

The senior note agreements, senior subordinated indenture agreements and the revolving credit facility contain certain financial covenants. At December 31, 2003, the Company was in compliance with these covenants.

The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. Borrowing arrangements at December 31, 2003, included a repurchase agreement facility, which provided for borrowings of up to $80.0 million, and a $25.0 million revolving credit facility, which finances investment portfolio securities. At December 31, 2003 and 2002, the combined borrowings of the financial services segment, outstanding under both agreements, were $26.3 million and $43.1 million, respectively.

Although the Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments and prepayments. The source of cash for the bond payments was cash received from mortgage loans, notes receivable and mortgage-backed securities.

The Ryland Group has not guaranteed the debt of either its financial services segment or its limited-purpose subsidiaries.

The Company's 2002 Shelf Registration Statement, filed on September 27, 2002, with the U.S. Securities and Exchange Commission (SEC) for up to $250.0 million of the Company's debt and equity securities, was declared effective by the SEC on October 7, 2002. The 2002 Shelf Registration Statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or convertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; and warrants to purchase both debt and equity securities. In June 2003, the Company issued a $150.0 million aggregate principal amount of 5.4 percent senior notes pursuant to this shelf registration statement. In the future, the Company intends to continue to maintain effective shelf registration statements that will facilitate access to the capital markets. The timing and amount of future offerings, if any, will depend on market and general business conditions.

During 2003, the Company repurchased approximately 2.0 million shares of its outstanding common stock at a cost of $130.9 million. At December 31, 2003, the Company had authorization from its Board of Directors to repurchase up to an additional 939,000 shares of its outstanding common stock. The Company's stock repurchase program has been funded primarily through internally generated funds.

The Company granted fewer stock options in 2003, which combined with common stock repurchases, had the effect of lowering dilution.

AVERAGE COMMON SHARES OUTSTANDING-DILUTED



STOCK OPTIONS OUTSTANDING AT DECEMBER 31



The following table provides a summary of the Company's contractual cash obligations and commercial commitments at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	CONTRACTUAL PAYMENTS DUE BY PERIOD				
(in thousands)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt, principal maturities	$ 540,500	$ –	$ 100,000	$ 150,000	$290,500
Fixed interest on long-term debt	249,822	43,489	83,979	66,276	56,078
Operating leases	24,614	7,375	10,756	5,895	588
Unconditional purchase obligations	525,067	499,900	25,167	–	–
Total at December 31, 2003	$1,340,003	$ 550,764	$ 219,902	$ 222,171	$ 347,166

The Company believes that its current cash position, cash generation capabilities, amounts available under its revolving credit facility and its ability to access the capital markets in a timely manner are adequate to meet its cash needs for the foreseeable future.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable the Company to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. At December 31, 2003, the Company had $87.6 million in cash deposits and letters of credit to purchase land and lots with a total purchase price of $1,334.0 million. Only $51.5 million of the $1,334.0 million in land and lot option purchase contracts contained specific performance clauses which require the Company to purchase the land or lots upon satisfaction of certain requirements by both the sellers and the Company. Additionally, the Company's liability is generally limited to forfeiture of the nonrefundable deposits, letters of credit and other nonrefundable amounts incurred.

Pursuant to FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," the Company consolidated $59.9 million of inventory not owned at December 31, 2003, representing the fair value of the optioned property. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $3.2 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $56.7 million was recorded with respect to the consolidation of these contracts, representing the selling entities' ownership interests in these variable interest entities (VIEs). At December 31, 2003, the Company had cash deposits and letters of credit totaling $6.4 million, representing the Company's current maximum exposure to loss associated with the consolidation of lot option contracts. Creditors of these VIEs, if any, have no recourse against the Company.

At December 31, 2003, the Company had outstanding deposits and letters of credit totaling $44.0 million and performance bonds of $278.4 million, issued by third parties, to secure performance under various contracts. The Company expects that the obligations secured by these letters of credit and performance bonds will generally be performed in the ordinary course of business and in accordance with applicable contractual terms. To the extent that the obligations are performed, the related letters of credit and performance bonds will be released, and the Company will not have any continuing obligations. The Company has no material third-party guarantees.

Critical Accounting Policies

Preparation of the Company's consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies which management believes are critical and require the use of complex judgment in their application.

Use of Estimates

In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions; material and labor costs; buyer preferences; construction timing; and provisions for insurance and warranty obligations. The Company accrues its best estimate of the probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. However, changes of assumptions relating to such factors could have a material effect on the Company's results of operations for a particular quarterly or annual period.

Income Recognition

Revenues and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer. In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed based upon the relative sales value basis of the total number of homes to be constructed in each community in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67), "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Changes to the estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

Inventory Valuation

Housing projects and land held for development (inventory) and sale are stated at either the lower of cost or net realizable value. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. It may take one to three years to develop, sell and deliver all of the homes in a typical community. The Company assesses these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that long-lived assets and assets held-for-sale be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of housing inventories is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Assets held-for-sale are carried at either the lower of cost or fair value less selling costs. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, as well as by other factors. In addition, land, or costs related to future communities, whether owned or under an option contract, is reviewed to determine if the Company will proceed with development and if all related costs are recoverable. If these assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets and is recognized within the same period that it is identified. Management believes its processes are designed to properly assess market values and carrying values of assets.

Variable Interest Entities

In January 2003, the FASB issued FIN 46. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the entity's expected losses and/or receives a majority of the entity's expected returns as a result of ownership, contractual agreements or other financial interests in the entity. The Company believes the accounting for partnerships and land option contracts using the variable interest consolidation methodology is a "critical accounting policy" because the application of FIN 46 requires the use of complex judgment in its application.

See Summary of Significant Accounting Policies (Note A).

Market Risk Summary

The following table provides information about the Company's significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

Interest Rate Sensitivity
Principal Amount by Expected Maturity

(in thousands)	2004	2005	2006	2007	2008	THEREAFTER	TOTAL	FAIR VALUE 12/31/03
Long-term debt								
(fixed rate)			$100,000		$150,000	$290,500	$540,500	$587,660
Average interest rate			8.0%		5.4%	9.4%	8.1%	
Short-term notes payable								
(variable rate)	$26,254						$ 26,254	$ 26,254
Average interest rate	Various [1]						Various [1]	
Other financial instruments								
Forward-delivery contracts:								
Notional amount	$84,491						$ 84,491	$ (124)
Average interest rate	5.5%						5.5%	
Interest rate lock commitments:								
Notional amount	$73,590						$ 73,590	$ 1,625
Average interest rate	6.1%						6.1%	

[1] *Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus the specified margin over LIBOR, federal funds or prime rate.*

Interest rate risk is a primary market risk facing the Company. Interest rate risk not only arises principally in the Company's financial services segment, but also in respect to the homebuilding segment's revolving bank facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. In managing interest rate risk, the Company does not speculate on the direction of interest rates.

NOTE: *Certain statements in this annual report may be regarded as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's expectations and beliefs concerning future events, and no assurance can be given that the results described in this annual report will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "anticipate," "believe," "estimate," "expect," "foresee," "goal," "intend," "likely," "may," "plan," "project," "should," "target," "will" or other similar words or phrases. All forward-looking statements contained herein are based upon information available to the Company on the date of this annual report. Except as may be required under applicable law, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. The factors and assumptions upon which any forward-looking statements herein are based are subject to risks and uncertainties which include, among others:

- *economic changes nationally or in the Company's local markets, including volatility in interest rates, inflation, changes in consumer confidence levels and the state of the market for homes in general;*
- *the availability and cost of land;*
- *increased land development costs on projects under development;*
- *shortages of skilled labor or raw materials used in the production of houses;*
- *increased prices for labor, land and raw materials used in the production of houses;*
- *increased competition;*
- *failure to anticipate or react to changing consumer preferences in home design;*
- *delays in land development or home construction resulting from adverse weather conditions;*
- *potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations, or governmental policies (including those that affect zoning, density, building standards and the environment); or*
- *other factors over which the Company has little or no control.*

Consolidated Statements of Earnings

(in thousands, except share data)	YEAR ENDED DECEMBER 31, 2003	2002	2001
REVENUES			
HOMEBUILDING	$ 3,355,450	$ 2,805,055	$ 2,684,116
FINANCIAL SERVICES	88,679	72,158	63,075
TOTAL REVENUES	3,444,129	2,877,213	2,747,191
EXPENSES			
HOMEBUILDING			
Cost of sales	2,615,975	2,216,059	2,181,619
Selling, general and administrative	333,726	281,049	261,078
Interest	11,118	6,826	25,473
Total homebuilding expenses	2,960,819	2,503,934	2,468,170
FINANCIAL SERVICES			
General and administrative	24,339	21,299	22,532
Interest	1,491	2,565	5,423
Total financial services expenses	25,830	23,864	27,955
CORPORATE EXPENSES	61,263	40,075	32,730
TOTAL EXPENSES	3,047,912	2,567,873	2,528,855
Earnings before taxes	396,217	309,340	218,336
Tax expense	154,525	123,736	86,243
NET EARNINGS	$ 241,692	$ 185,604	$ 132,093
Preferred dividends	$ –	$ –	$ 308
Net earnings available to common stockholders	$ 241,692	$ 185,604	$ 131,785
NET EARNINGS PER COMMON SHARE			
Basic	$ 9.72	$ 7.03	$ 4.94
Diluted	$ 9.11	$ 6.64	$ 4.63
AVERAGE COMMON SHARES OUTSTANDING			
Basic	24,859,016	26,421,310	26,665,450
Diluted	26,522,202	27,959,143	28,511,358
DIVIDENDS DECLARED PER COMMON SHARE	$ 0.16	$ 0.08	$ 0.08

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except share data)	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
HOMEBUILDING		
Cash and cash equivalents	$ 314,518	$ 266,577
Housing inventories		
Homes under construction	734,280	575,794
Land under development and improved lots	602,504	524,218
Consolidated inventory not owned	59,868	–
Total inventories	1,396,652	1,100,012
Property, plant and equipment	40,853	40,479
Purchase price in excess of net assets acquired	18,185	18,185
Other assets	59,432	58,252
	1,829,640	1,483,505
FINANCIAL SERVICES		
Cash and cash equivalents	2,186	2,868
Mortgage-backed securities and notes receivable	26,260	42,583
Other assets	39,824	38,163
	68,270	83,614
OTHER ASSETS		
Net deferred taxes	37,443	36,830
Other	72,237	53,802
TOTAL ASSETS	2,007,590	1,657,751
LIABILITIES		
HOMEBUILDING		
Accounts payable and other liabilities	366,131	300,168
Long-term debt	540,500	490,500
	906,631	790,668
FINANCIAL SERVICES		
Accounts payable and other liabilities	23,376	23,718
Short-term notes payable	26,254	43,145
	49,630	66,863
OTHER LIABILITIES	170,136	120,141
TOTAL LIABILITIES	1,126,397	977,672
MINORITY INTEREST	56,651	–
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value:		
Authorized — 80,000,000 shares		
Issued — 24,276,247 shares (25,260,343 for 2002)	24,276	25,260
Retained earnings	799,135	653,461
Accumulated other comprehensive income	1,131	1,358
TOTAL STOCKHOLDERS' EQUITY	824,542	680,079
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,007,590	$ 1,657,751

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)	PREFERRED STOCK	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT JANUARY 1, 2001	$590	$ 26,498	$46,991	$ 379,006	$ 544	$ 453,629
Comprehensive income:						
Net earnings				132,093		132,093
Other comprehensive income, net of tax:						
Unrealized gains on mortgage-backed securities, net of taxes of $601					920	920
Total comprehensive income						133,013
Preferred stock dividends (per share $0.55)				(308)		(308)
Common stock dividends (per share $0.08)				(2,124)		(2,124)
Repurchase of common stock		(2,004)	(43,489)			(45,493)
Conversions and retirements of preferred stock	(590)	590	149			149
Reclassification of preferred paid-in capital			1,309			1,309
Employee stock plans and related income tax benefit		1,350	21,337			22,687
BALANCE AT DECEMBER 31, 2001	–	26,434	26,297	508,667	1,464	562,862
Comprehensive income:						
Net earnings				185,604		185,604
Other comprehensive income, net of tax:						
Unrealized losses on mortgage-backed securities, net of taxes of $(67)					(106)	(106)
Total comprehensive income						185,498
Common stock dividends (per share $0.08)				(2,134)		(2,134)
Repurchase of common stock		(2,306)	(54,934)	(38,676)		(95,916)
Employee stock plans and related income tax benefit		1,132	28,637			29,769
BALANCE AT DECEMBER 31, 2002	–	25,260	–	653,461	1,358	680,079
Comprehensive income:						
Net earnings				241,692		241,692
Other comprehensive income, net of tax:						
Unrealized losses on mortgage-backed securities, net of taxes of $(139)					(227)	(227)
Total comprehensive income						241,465
Common stock dividends (per share $0.16)				(3,966)		(3,966)
Repurchase of common stock		(1,998)	(36,889)	(92,052)		(130,939)
Employee stock plans and related income tax benefit		1,014	36,889			37,903
BALANCE AT DECEMBER 31, 2003	$ –	$ 24,276	$ –	$ 799,135	$ 1,131	$ 824,542

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	YEAR ENDED DECEMBER 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 241,692	$ 185,604	$ 132,093
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	36,436	32,670	37,068
Changes in assets and liabilities:			
Increase in inventories	(239,989)	(200,623)	(10,984)
Net change in other assets, payables and other liabilities	86,629	52,331	16,443
Tax benefit from exercise of stock options	17,120	12,103	8,337
Other operating activities, net	913	5,095	(6,182)
Net cash provided by operating activities	142,801	87,180	176,775
CASH FLOWS FROM INVESTING ACTIVITIES			
Net additions to property, plant and equipment	(32,541)	(36,547)	(30,883)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	18,672	25,314	33,215
Net cash (used for) provided by investing activities	(13,869)	(11,233)	2,332
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash proceeds of long-term debt	150,000	–	250,000
Repayment of long-term debt	(100,000)	–	(209,500)
Decrease in short-term notes payable	(16,891)	(18,974)	(20,444)
Common and preferred stock dividends	(2,020)	(2,148)	(2,605)
Common stock repurchases	(130,939)	(95,916)	(45,493)
Proceeds from stock option exercises	15,190	11,382	12,888
Other financing activities, net	2,987	844	(7,844)
Net cash used for financing activities	(81,673)	(104,812)	(22,998)
Net increase (decrease) in cash and cash equivalents	47,259	(28,865)	156,109
Cash and cash equivalents at beginning of year	269,445	298,310	142,201
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 316,704	$ 269,445	$ 298,310
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest)	$ 12,738	$ 14,275	$ 33,177
Cash paid for income taxes	132,731	101,939	72,662
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES			
Consolidated inventory not owned	$ 56,651	$ –	$ –

See Notes to Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries ("the Company"). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $309.5 million and $257.0 million at December 31, 2003 and 2002, respectively.

Per Share Data

Basic net earnings per common share is computed by dividing net earnings, after considering preferred stock dividend requirements, by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share gives effect to dilutive common stock equivalent shares.

Stock Split

All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been retroactively restated for the 2002 two-for-one stock split. (See Note J.)

Homebuilding Revenues

Homebuilding revenues are recognized when home sales are closed and title and possession are transferred to the buyer.

Housing Inventories

Housing inventories consist principally of homes under construction, land under development and improved lots. Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Inventories to be disposed of are stated at either the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. Valuation reserves related to inventories to be disposed of amounted to $1.5 million at December 31, 2003, and $5.3 million at December 31, 2002. The net carrying values of the related inventories amounted to $795,000 and $5.6 million at December 31, 2003 and 2002, respectively.

Costs of inventory include direct costs of land and land development; material acquisition; home construction; and related direct overhead expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the land development stage.

The following table is a summary of capitalized interest:

(in thousands)	2003	2002
Capitalized interest at January 1	$40,824	$ 33,291
Interest capitalized	42,602	39,695
Interest amortized to cost of sales	(38,263)	(32,162)
Capitalized interest at December 31	$ 45,163	$40,824

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or entitled to receive a majority of the VIE's residual returns. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant, though not primary, variable interest.

The consolidation requirements of FIN 46 applied immediately to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the consolidation requirements apply in the first interim period ending after March 15, 2004 (the Company's fiscal quarter ending March 31, 2004). Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was established. The Company adopted the consolidation requirements of FIN 46 for VIEs created after January 31, 2003, during 2003. The Company will adopt the consolidation requirements for VIEs created before January 31, 2003, during the quarter ending March 31, 2004. The Company is currently in the process of evaluating these contracts and does not believe that such adoption will have a material impact on its financial condition or results of operations.

The Company routinely enters into joint ventures for the purpose of developing land. The Company's investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices. In accordance with the requirements of FIN 46, certain of the Company's lot option purchase contracts may result in the creation of a variable interest with a VIE holding the land parcel under option.

Using the framework outlined in FIN 46, the Company evaluated its option contracts and the joint venture agreement it entered into after January 31, 2003. Based on its evaluation, the Company determined that, in some cases, it had the primary variable interest in certain VIEs subject to lot option contracts. While the Company may not have had legal title to the optioned land or guaranteed the seller's debt associated with that property, under FIN 46 it had the primary variable interest and was required to consolidate the particular VIE's assets under option at fair value. As a result, the Company consolidated $59.9 million of inventory not owned as of December 31, 2003. This represents the fair value of the optioned property. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $3.2 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $56.7 million was recorded with respect to the consolidation of these contracts, representing the selling entities' ownership interests in these VIEs. At December 31, 2003, the Company had cash deposits and letters of credit totaling $6.4 million, representing the Company's current maximum exposure to loss, relating to lot option contracts that were consolidated. Creditors of these VIEs, if any, have no recourse against the Company.

At December 31, 2003, the Company had cash deposits and/or letters of credit totaling $27.2 million which were associated with lot option purchase contracts entered into subsequent to January 31, 2003, having an aggregate purchase price of $440.5 million and related to VIEs in which it did not have a primary variable interest.

Service Liabilities

Service, warranty and completion costs are estimated and accrued at the time a home closes.

Investments in Unconsolidated Joint Ventures

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, based in Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., are engaged in the development of land. At December 31, 2003 and 2002, the Company's investment in unconsolidated joint ventures amounted to $14.0 million and $14.9 million, respectively. The Company's equity in losses of these unconsolidated joint ventures was $94,000 for the year ended December 31, 2003, compared to equity in earnings of $2.7 million for the same period in 2002 and $26,000 for the same period in 2001. The aggregate assets of the unconsolidated joint ventures in which the Company participated were $47.3 million and $61.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the aggregate

debt of the unconsolidated joint ventures in which the Company participated was $21.1 million and $31.9 million, respectively. The Company does not guarantee the debt of its unconsolidated joint ventures.

Property, Plant and Equipment

Property, plant and equipment, which includes model home furnishings, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings, which are amortized over the life of the community as homes are closed, are included in cost of sales.

Purchase Price in Excess of Net Assets Acquired

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill and other intangible assets no longer be amortized but be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually. The Company tests goodwill for impairment by using the two-step process prescribed in SFAS 142. The first step is used to identify potential impairment, while the second step measures the amount of impairment. The Company had no impairment in the years ended December 31, 2003 and 2002.

The Company's application of the nonamortization provisions of SFAS 142 resulted in the elimination of its goodwill amortization expense in 2003 and 2002. Results reported for the year ended December 31, 2001, included an after-tax goodwill amortization expense of $1.1 million, or $0.04 per diluted share.

Income Taxes

The Company files a consolidated federal income tax return. Certain items of income and expense are included in one period for financial reporting purposes and in another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on enacted tax rates and are subsequently adjusted for changes in these rates. A change in deferred tax assets or liabilities results in a charge or credit to deferred tax expense.

Stock-Based Compensation

The Company has elected to follow the intrinsic value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation," as amended. Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.

Had compensation expense been determined based on fair value at the grant date for stock option awards, consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share in 2003, 2002 and 2001 would have been reduced to the pro forma amounts indicated in the following table:

	YEAR ENDED DECEMBER 31,		
(in thousands, except share data)	2003	2002	2001
Net earnings, as reported	$241,692	$185,604	$ 132,093
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	–	–	–
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,991)	(3,455)	(2,599)
Pro forma net earnings	$ 237,701	$182,149	$129,494
Earnings per share:			
Basic — as reported	$ 9.72	$ 7.03	$ 4.94
Basic — pro forma	9.56	6.89	4.84
Diluted — as reported	9.11	6.64	4.63
Diluted — pro forma	8.96	6.52	4.54

The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2003, 2002 and 2001, respectively: a risk-free interest rate of 2.1 percent, 4.0 percent and 4.7 percent; an expected volatility factor for the market price of the Company's com-

mon stock of 37.6 percent, 36.8 percent and 37.5 percent; a dividend yield of 0.3 percent, 0.2 percent and 0.3 percent; and an expected life of three years. The weighted-average fair values at the grant date for options granted in 2003, 2002 and 2001 were $14.56, $13.14 and $10.14, respectively.

Mortgage-Backed Securities and Notes Receivable

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by a trustee. Mortgage-backed securities were classified as available-for-sale and carried in the consolidated balance sheets at fair value, with unrealized gains and losses net of applicable taxes recorded as a component of accumulated other comprehensive income in stockholders' equity. The estimated fair value of these securities was determined based on current market quotations.

Loan Origination Fees, Costs, Mortgage Discounts and Loan Sales

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of the related mortgage loans. Gains or losses on the sales of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

Derivative Instruments

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities; options on forward-delivery contracts; futures contracts; and options on futures contracts, to minimize the impact of movements in market interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. The Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets at fair value, with changes in value recorded in current earnings. The Company's mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria. The Company determined that its IRLCs meet the definition of derivatives under Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivatives and Hedging Activities," as amended.

Comprehensive Income

Comprehensive income consists of net income and the increase or decrease of unrealized gains or losses on the Company's available-for-sale securities. Comprehensive income totaled $241.5 million, $185.5 million and $133.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

New Accounting Pronouncements

SFAS 149

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003. Management does not believe that the implementation of SFAS 149 will have a material impact on the Company's financial condition or results of operations.

SFAS 150

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for the classification and measurement of certain financial instruments having characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the start of the first interim period beginning after June 15, 2003. Application of SFAS 150 to noncontrolling interests in limited-life subsidiaries has been deferred indefinitely. Management does not believe that the implementation of SFAS 150 will have a material impact on the Company's financial condition or results of operations.

Note B: Segment Information

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it builds homes in 27 markets. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company's financial services segment provides loan origination, title, escrow and insurance brokerage services, and maintains a portfolio of mortgage-backed securities and notes receivable.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies. Certain corporate expenses are allocated to the homebuilding and financial services segments.

	YEAR ENDED DECEMBER 31,		
(in thousands)	2003	2002	2001
REVENUES			
Homebuilding	$ 3,355,450	$2,805,055	$2,684,116
Financial services	88,679	72,158	63,075
Total	$3,444,129	$2,877,213	$2,747,191
PRETAX EARNINGS			
Homebuilding	$ 394,631	$ 301,121	$ 215,946
Financial services	62,849	48,294	35,120
Corporate	(61,263)	(40,075)	(32,730)
Total	$ 396,217	$ 309,340	$ 218,336
DEPRECIATION AND AMORTIZATION			
Homebuilding	$ 30,448	$ 27,901	$ 32,011
Financial services	922	819	709
Corporate	5,066	3,950	4,348
Total	$ 36,436	$ 32,670	$ 37,068
IDENTIFIABLE ASSETS			
Homebuilding	$1,829,640	$ 1,483,505	$ 1,325,598
Financial services	68,270	83,614	92,847
Corporate and other	109,680	90,632	92,424
Total	$2,007,590	$ 1,657,751	$ 1,510,869

Note C: Earnings Per Share Reconciliation

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except share data)	YEAR ENDED DECEMBER 31, 2003	2002	2001
NUMERATOR			
Net earnings	$ 241,692	$ 185,604	$ 132,093
Preferred stock dividends	–	–	(308)
Numerator for basic earnings per share — earnings available to common stockholders	241,692	185,604	131,785
Effect of dilutive securities — preferred stock dividends	–	–	308
Numerator for diluted earnings per share — earnings available to common stockholders	$ 241,692	$ 185,604	$ 132,093
DENOMINATOR			
Denominator for basic earnings per share — weighted-average shares	24,859,016	26,421,310	26,665,450
Effect of dilutive securities:			
Stock options	1,311,274	1,202,920	1,287,110
Conversion of preferred shares	–	–	398,990
Equity incentive plan	351,912	334,913	159,808
Dilutive potential of common shares	1,663,186	1,537,833	1,845,908
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	26,522,202	27,959,143	28,511,358
NET EARNINGS PER COMMON SHARE			
Basic	$ 9.72	$ 7.03	$ 4.94
Diluted	9.11	6.64	4.63

The assumed conversion of preferred shares was dilutive for the year ended December 31, 2001.

Note D: Financial Services' Short-Term Notes Payable

The financial services segment had outstanding borrowings at December 31 as follows:

(in thousands)	2003	2002
Repurchase agreement	$12,007	$ 20,303
Revolving credit agreement	14,247	22,842
Total	$26,254	$ 43,145

The repurchase agreement provided for short-term borrowings of $12.0 million and $20.3 million at December 31, 2003 and 2002, respectively, that were collateralized by mortgage loans and mortgage-backed securities. Outstanding collateral balances were $11.2 million and $18.9 million, with fair values of $12.0 million and $20.3 million, at December 31, 2003 and 2002, respectively.

In 2003, the Company's financial services segment renewed and extended a revolving credit facility used to finance mortgage investment portfolio securities. The facility, previously $35.0 million, was renewed for $25.0 million. The agreement matures in March 2004 and bears interest at market rates. The Company is currently in the process of extending the facility. Borrowings outstanding under this facility totaling $14.2 million and $22.8 million, respectively, were collateralized by collateralized mortgage obligations previously issued by one of the Company's limited-purpose subsidiaries and had principal balances of $14.1 million and $22.6 million, with fair values of $14.9 million and $23.8 million, at December 31, 2003 and 2002, respectively.

Weighted-average short-term borrowings during the period were $34.0 million, $51.5 million and $72.0 million for 2003, 2002 and 2001, respectively.

Weighted-average interest rates at the end of the period on all short-term borrowings were 2.0 percent and 1.9 percent for 2003 and 2002, respectively. Weighted-average interest rates during the period on all short-term borrowings were 1.8 percent, 2.3 percent and 4.8 percent for 2003, 2002 and 2001, respectively.

The repurchase agreement and revolving credit agreement contain certain financial covenants. The Company was in compliance with these covenants at December 31, 2003.

Note E: Derivative Instruments

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments at December 31 were as follows:

(in thousands)	2003	2002
Interest rate lock commitments	$ 73,590	$ 63,487
Hedging contracts:		
Forward-delivery contracts	$ 84,491	$ 96,000
Other	20,000	15,000

IRLCs represent loan commitments with customers at market rates up to 120 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 4.9 percent to 10.2 percent at December 31, 2003, and 5.0 percent to 10.3 percent at December 31, 2002.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on IRLCs and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs and mortgage loans held-for-sale.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.

Note F: Fair Values of Financial Instruments

The Company's financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated by using either present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair value estimates cannot always be substantiated by comparison to independent markets and, in some cases, cannot be realized in immediate settlement of the instruments.

The table below sets forth the carrying values and fair values of the Company's financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2003		2002	
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Homebuilding				
Liabilities				
Senior notes	$ 397,000	$ 427,141	$ 247,000	$ 262,392
Senior subordinated notes	143,500	160,519	243,500	255,924
Financial Services				
Assets				
Mortgage loans held-for-sale[1]	$ 21,920	$ 22,234	$ 19,411	$ 19,795
Mortgage-backed securities and notes receivable	26,260	27,304	42,583	44,208
Other Financial Instruments				
Interest rate lock commitments	1,625	1,625	1,472	1,472
Forward-delivery contracts	(124)	(124)	(1,208)	(1,208)
Other	(19)	(19)	30	30
Other Assets				
Collateral for bonds payable of the limited-purpose subsidiaries	$ 9,188	$ 9,241	$ 12,011	$ 12,045
Other Liabilities				
Bonds payable of the limited-purpose subsidiaries	$ 8,011	$ 8,721	$ 10,378	$ 10,893

[1] *Mortgage loans held-for-sale are reported in the balance sheet in Financial Services "Other assets."*

The Company used the following methods and assumptions in estimating fair values:

- Cash and cash equivalents; secured notes payable; and short-term notes payable. The carrying amounts reported in the balance sheet approximate fair values.
- Senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; hedging contracts; and interest rate lock commitments. The fair values of these financial instruments are based on either quoted market prices or market prices for similar financial instruments.

Note G: Limited-Purpose Subsidiaries

The Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Payments made on the bonds are on a scheduled basis in amounts relating to corresponding payments received on the underlying mortgage collateral. Bonds payable are reported in the balance sheet in "Other liabilities."

Collateral for bonds payable, which consists of mortgage-backed securities; notes receivable secured by mortgage-backed securities and mortgage loans; fixed-rate mortgage loans; and funds held by trustee, is reported in the balance sheet under "Other assets" in "Other." Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds.

Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed these nonrecourse bond issues.

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

(in thousands)	2003	2002
Bonds payable, net of discounts:		
2003 — $242; 2002 — $408	$ 8,011	$ 10,378
Range of interest rates	7.25% – 11.65%	7.25% – 11.65%
Stated maturities	2009 – 2018	2009 – 2018

Note H: Long-Term Debt

Long-term debt consists of the following at December 31:

(in thousands)	2003	2002
Senior subordinated notes	$ 143,500	$ 243,500
Senior notes	397,000	247,000
Total	$ 540,500	$ 490,500

The Company has a $400.0 million senior unsecured revolving credit facility with a three-year term. The agreement matures in August 2005 with an option for a one-year extension. The Company did not borrow against the revolving credit facility during 2003. In prior years, the Company used its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rate was 4.8 percent for 2002 and 7.4 percent for 2001. There were no outstanding borrowings under this agreement at December 31, 2003 and 2002.

In June 2003, the Company issued $150.0 million of 5.4 percent senior notes, which pay interest semiannually and will mature on June 1, 2008. In July 2003, the net proceeds from this offering were used to fully redeem the $100.0 million aggregate principal from the Company's 8.3 percent senior subordinated notes due April 1, 2008, at a stated call price of 104.1 percent of the principal amount. The remaining proceeds were used for general corporate purposes. As a result of this redemption, the Company recorded a $5.1 million pretax loss associated with the early extinguishment of debt, which was recorded as interest expense.

At December 31, 2003, the Company had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

At December 31, 2003, the Company had $150.0 million of 5.4 percent senior notes due June 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time. Additionally, the Company had $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity. Also outstanding at December 31, 2003, was $147.0 million of 9.8 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

Maturities of long-term debt are scheduled as follows:

(in thousands)	
2006	$ 100,000
2007	–
2008	150,000
After 2008	290,500
Total long-term debt	$ 540,500

The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. At December 31, 2003, the Company had $141.2 million of retained earnings available for dividends and was in compliance with these covenants.

Note I: Income Taxes

The Company's expense for income taxes is summarized as follows:

	YEAR ENDED DECEMBER 31,		
(in thousands)	2003	2002	2001
CURRENT			
Federal	$ 137,108	$ 106,722	$ 75,822
State	17,884	17,014	12,918
Total current	154,992	123,736	88,740
DEFERRED			
Federal	(413)	–	(2,134)
State	(54)	–	(363)
Total deferred	(467)	–	(2,497)
Total expense	$ 154,525	$ 123,736	$ 86,243

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.0	3.6	3.7
Other, net	1.0	1.4	0.8
Effective rate	39.0%	40.0%	39.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2003	2002
DEFERRED TAX ASSETS		
Warranty, legal and other accruals	$ 30,534	$ 25,706
Employee benefits	23,045	18,030
Non-cash charge for impairment of long-lived assets	950	2,553
Other	665	4,068
Total deferred tax assets	55,194	50,357
DEFERRED TAX LIABILITIES		
Installment sales method and deferred gains	(7,439)	(5,553)
Capitalized expenses	(8,036)	(5,656)
Other	(2,276)	(2,318)
Total deferred tax liabilities	(17,751)	(13,527)
Net deferred tax asset	$ 37,443	$ 36,830

The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $34.9 million and $29.7 million at December 31, 2003 and 2002, respectively. These amounts are reported in the balance sheet in "Other liabilities."

Note 7: Stockholders' Equity

Preferred Stock

During 2001, Ryland called and redeemed all of its outstanding preferred stock, which was held within the Retirement Savings Opportunity Plan (RSOP) Trust. At the election of each individual preferred stockholder, and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a per share price of $31.56 or converted into one share of Ryland common stock. A total of 505,574 shares of preferred stock was converted into an equivalent number of shares of common stock.

Each share of preferred stock received a quarterly dividend of $0.28. During 2001, the Company paid $308,000 in dividends on its preferred stock. Each share of preferred stock entitled the holder to a number of votes equal to the shares into which the stock was convertible, and preferred stockholders voted together with common stockholders on all matters.

Common Share Purchase Rights

In 1996, the Company adopted a revised stockholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $35. The rights become exercisable ten business days after any party acquires, or announces an offer to acquire, 20.0 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.005 per right at any time before ten business days following the time that any party acquires 20.0 percent or more of the Company's common stock.

In the event that the Company enters into a merger or other business combination, or if a substantial amount of its assets are sold after the time that the rights become exercisable, the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price. Until the earlier of the time that the rights become exercisable, are redeemed or expire, the Company will issue one right with each new share of common stock.

Stock Split

On April 24, 2002, the Company's Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company's common stock at the close of business on May 15, 2002, were entitled to one additional share for each share held at that time. The new shares were distributed on May 30, 2002.

Note K: Employee Incentive and Stock Plans

Retirement Savings Opportunity Plan (RSOP)

All full-time employees are eligible to participate in the RSOP following 30 days of employment. Part-time employees are eligible to participate in the RSOP following the completion of one thousand hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Total compensation expense related to the Company's matching contributions for this plan amounted to $8.1 million, $7.2 million and $6.5 million in 2003, 2002 and 2001, respectively.

Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts. As a result of the redemption of the preferred stock, 253,432 and 286,367 shares of common stock were allocated to participants' accounts at December 31, 2003 and 2002, respectively.

Employee Stock Purchase Plan (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee's contribution by donating an additional 20.0 percent of the employee's payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company's expense related to its matching contribution for this plan was $321,000, $258,000 and $192,000 in 2003, 2002 and 2001, respectively.

Supplemental Executive Retirement Plan

The Company has supplemental, nonqualified retirement plans which vest over five-year periods beginning January 1, 2003, and July 1, 2003, pursuant to which the Company will pay supplemental pension benefits to key employees upon retirement. In connection with these plans, the Company has purchased cost-recovery life insurance on the lives of certain employees. Insurance contracts associated with the plans are held by trusts, established as part of the plans to implement and carry out their provisions and finance their related benefits. The trusts are owners and beneficiaries of such contracts. The amount of coverage is designed to provide sufficient revenue to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. At December 31, 2003, the cash surrender value of these contracts was $6.1 million. The net periodic benefit cost for these plans for the year ended December 31, 2003, was $3.7 million, which included service costs of $3.7 million, interest costs of $290,000 and investment income of $324,000. The $4.0 million projected benefit obligation at December 31, 2003, was equal to the net liability recognized in the balance sheet at that date. For the year ended December 31, 2003, the weighted-average discount rate used for the plans was 7.8 percent.

Equity Incentive Plan and Other Related Plans

On April 24, 2002, the Company's stockholders approved The Ryland Group, Inc. 2002 Equity Incentive Plan ("the Plan"), which permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees. This plan replaces the Company's 1992 Equity Incentive Plan, which expired on April 15, 2002. The aggregate number of shares available for issuance under the Plan includes 15,432 shares carried over from the 1992 Equity Incentive Plan and 1.3 million new shares available under the terms of the Plan. Any shares of the Company's common stock covered by an award (or portion of an award) granted under the Plan or the 1992 Equity Incentive Plan that are forfeited, expired or canceled without delivery of shares of common stock, or which are tendered to the Company as full or partial payment of the exercise price or related tax withholding obligations, will again be available for award under the Plan. The Plan will remain in effect until April 24, 2012, unless it is terminated by the Board of Directors at an earlier date. The options are exercisable at various dates over one- to ten-year periods. Stock options granted during 2003 generally have a maximum term of ten years and vest over three years. At December 31, 2003 and 2002, 770,292 and 1,110,336 stock options were available for grant, respectively.

Under the Company's 2000 Non-Employee Director Equity Plan, stock options are granted to directors for the purchase of shares at prices not less than the fair market value of the shares at the date of grant. At December 31, 2003 and 2002, 176,600 and 286,600 stock options were available for grant, respectively.

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2003		2002		2001	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	3,437,398	$ 20.21	3,673,284	$ 13.15	4,399,872	$ 10.27
Granted	516,150	52.16	787,200	42.96	765,500	24.67
Exercised	(881,004)	17.24	(969,615)	11.74	(1,296,266)	10.07
Forfeited	(66,106)	36.38	(53,471)	23.88	(195,822)	13.73
Options outstanding at end of year	3,006,438	$ 26.21	3,437,398	$ 20.21	3,673,284	$ 13.15
Available for future grant	946,892		1,396,936		534,822	
Total shares reserved	3,953,330		4,834,334		4,208,106	
Options exercisable at December 31	1,894,064	$ 15.52	1,998,968	$ 12.52	2,048,366	$ 10.45
Prices related to options exercised during the year	$6.82 – $45.39		$6.75 – $22.69		$6.75 – $14.47	

A summary of stock options outstanding and exercisable at December 31, 2003, follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$6.38 to $11.94	836,801	4.02	$ 8.02	836,801	$ 8.02
$12.07 to $22.75	957,571	6.19	$ 16.49	774,651	$ 15.05
$33.35 to $48.87	1,098,566	8.62	$ 42.15	282,612	$ 38.98
$69.40 to $88.64	113,500	9.99	$ 88.06	–	–

The Company has made several restricted stock awards to senior executives under both the 1992 and 2002 Equity Incentive Plans. All restricted stock was awarded in the name of each participant, who had all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $16.1 million, $9.8 million and $5.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The following is a summary of activity relating to restricted stock awards for each year ended December 31:

	2003	2002	2001
Restricted shares at January 1	452,100	250,000	180,000
Shares awarded	–	365,000	130,000
Shares vested	(132,800)	(162,900)	(60,000)
Restricted shares at December 31	319,300	452,100	250,000

At December 31, 2003, the outstanding restricted shares vest as follows: 2004 – 134,100; 2005 – 91,200; 2006 – 47,000; and 2007 – 47,000.

All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the 2002 Equity Incentive Plan, the 2000 Non-Employee Director Equity Plan and their respective predecessor plans, which were approved by the Company's stockholders.

Note L: Commitments and Contingencies

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. At December 31, 2003, the Company had cash deposits and letters of credit outstanding of $87.6 million for land options and land purchase contracts having a total purchase price of $1,334.0 million. At December 31, 2003, the Company had commitments with respect to option contracts having specific performance provisions of approximately $51.5 million, compared to $68.0 million at December 31, 2002.

Rent expense primarily relates to office facilities, model homes, and furniture and equipment.

	YEAR ENDED DECEMBER 31,		
(in thousands)	2003	2002	2001
Total rent expense	$ 17,937	$ 20,058	$ 21,591
Less income from subleases	(215)	(1,233)	(2,376)
Net rental expense	$ 17,722	$ 18,825	$ 19,215

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

(in thousands)	
2004	$ 7,375
2005	5,866
2006	4,890
2007	3,303
2008 and thereafter	3,180
Subtotal	$ 24,614
Less sublease income	(618)
Total lease commitments	$ 23,996

Contingencies

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. At December 31, 2003, total development bonds were $278.4 million and total deposits and letters of credit were $44.0 million.

The Company provides product warranties to its customers covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years. The Company estimates and records warranty liabilities based upon historical experience and known risks at the time a home closes, and in the case of unexpected claims, upon identification and quantification of the obligations. Actual future warranty costs could differ from currently estimated amounts.

Changes in the Company's product liability during the period are as follows:

(in thousands)	2003	2002
Balance at January 1	$ 29,860	$ 26,664
Warranties issued	16,668	13,235
Settlements made	(16,201)	(13,936)
Changes in liability for pre-existing warranties	3,931	3,897
Balance at December 31	$ 34,258	$ 29,860

The Company is party to various legal proceedings generally incidental to its businesses. Litigation reserves have been established based on discussions with counsel and the Company's analysis of historical claims. The Company has, and requires the majority of its subcontractors to have, general liability insurance that protects the Company against a portion of its risk of loss and to cover construction-related claims. The Company establishes reserves to cover its self-insured retentions and deductible amounts under those policies. Due to the high degree of judgment required in determining these estimated reserve amounts, actual future litigation costs could differ from the Company's currently estimated amounts.

Report of Independent Auditors

Board of Directors and Stockholders
The Ryland Group, Inc.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.



ERNST & YOUNG LLP
Los Angeles, California
January 20, 2004

Report of Management

Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the Company's internal auditors. External auditors also review and test the effectiveness of these systems to the extent they deem necessary to express an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both internal auditors and external auditors have unrestricted access to the Audit Committee.



Gordon A. Milne
Executive Vice President and
Chief Financial Officer



David L. Fristoe
Senior Vice President, Controller,
Chief Information Officer and Chief Accounting Officer

Board of Directors

R. Chad Dreier (56)
Chairman, president and chief executive officer of The Ryland Group, Inc. Board member since 1993. Chairman of the Board of Trustees of Loyola Marymount University. Board member of Occidental Petroleum Corporation. Member of the Policy Advisory Board of Harvard University's Joint Center for Housing Studies.

Daniel T. Bane (56)
Board member since 2003. Chairman and chief executive officer of Trader Joe's Company. Former senior vice president, finance and administration with Certified Grocers of California, Ltd.

Committees
Audit Committee

Leslie M. Frécon (50)
Board member since 1998. President and chief executive officer, LFE Capital, LLC. Senior vice president, corporate finance, General Mills Corporation until 1998. Director of Associated Packaging Enterprises, Inc., API Outsourcing Inc., SimonDelivers.com, Inc., and M.A. Gedney, Inc. Executive board member of the Minnesota Women's Economic Roundtable and Breck School. Director of the Greater Twin Cities United Way. Advisory council member of the Center for Women's Business Research and WomenVenture.

Committees
Audit Committee
Finance Committee

Roland A. Hernandez (46)
Board member since 2001. Former chairman and chief executive officer of Telemundo Group, Inc. Member of the board of Wal-Mart Stores, Inc., Vail Resorts, Inc., and MGM Mirage. Director of the University of Southern California's Annenberg School of Communications, Harvard University's Rockefeller Center for Latin American Studies, Harvard Law School's Board of Advisors, and Yale University's President's Council on International Activities.

Committees
Audit Committee
Finance Committee

William L. Jews (52)
Board member since 1995. President and chief executive officer of CareFirst BlueCross BlueShield. Chief executive officer of BlueCross BlueShield of Delaware. Member of the boards of MBNA, Choice Hotels, and EcoLab, Inc.

Committees
Compensation Committee
Nominating and Governance Committee

Ned Mansour (55)
Board member since 2000. Former president, Mattel, Inc. Member of the board of directors of Big Lots, Inc., and chair of the Governance Committee of Big Lots. Member of the board of trustees and former chair of TrinityCare Hospice Foundation. Author of the books Divided Roads and White Canvas. Co-author of the book Florian's Special Gift.

Committees
Audit Committee
Nominating and Governance Committee

Robert E. Mellor (60)
Board member since 1999. Chairman, president, chief executive officer and director of Building Materials Holding Corporation. Formerly of counsel to the law firm of Gibson, Dunn & Crutcher, LLP. Director of California Chamber of Commerce, Coeur d'Alene Mines Corporation, and Monro Muffler Brake, Inc.

Committees
Compensation Committee
Finance Committee

Norman J. Metcalfe (61)
Board member since 2000. Private investor. Former vice chairman and chief financial officer of The Irvine Company. Director of The Tejon Ranch Company. Member of the University of Washington Foundation Board of Directors, and School of Business Advisory Board.

Committees
Compensation Committee
Finance Committee

Charlotte St. Martin (58)
Board member since 1996. Executive vice president of Loews Hotels. Board member of the New York Convention and Visitors Bureau. Vice chair of Meeting Planners International Foundation Board of Trustees. Board member of Vineyard Theatre in New York. Recent past chair of New York Society of Association Executives and Professional Convention Management Association Foundation.

Committees
Compensation Committee
Nominating and Governance Committee

Paul J. Varello (60)
Board member since 1999. President and chief executive officer of Commonwealth Engineering and Construction. Retired chairman and chief executive officer of American Ref-Fuel Company.

Committees
Audit Committee
Nominating and Governance Committee

John G. Wilson (65)
Board member since 1987. Executive vice president and chief economist of Bank of America Corporation until 1998. Director of Calpine Corporation. Senior fellow California Council on Science and Technology. Professor, department of International Studies, University of California at Berkeley.

Committees
Audit Committee
Finance Committee

Corporate and Subsidiary Officers

THE RYLAND GROUP

R. Chad Dreier
Chairman, President and Chief Executive Officer

Robert J. Cunnion, III
Senior Vice President - Human Resources

Eric E. Elder
Senior Vice President - Marketing and Communications

Timothy J. Geckle
Senior Vice President, General Counsel and Secretary

Melissa H. Bailey
Vice President - Communications

Charles W. Jenkins
Vice President - Sales Training

Valerie S. Zook
Vice President - Compensation and Benefits

Gordon A. Milne
Executive Vice President and Chief Financial Officer

David L. Fristoe
Senior Vice President, Controller, Chief Information Officer and Chief Accounting Officer

Cathey S. Lowe
Senior Vice President - Finance

Steven M. Dwyer
Vice President - Purchasing

Craig A. McSpadden
Vice President - Information Technology

René L. Mentch
Vice President - Tax

Thomas M. Pearson
Vice President - Internal Audit

RYLAND MORTGAGE COMPANY

Daniel G. Schreiner
President

Susan M. Cass
Senior Vice President and Chief Financial Officer

Sandra J. McDowell
Senior Vice President - Production and Operations

David A. Brown
Senior Vice President - Secondary Marketing
President - Ryland Title Company

Carol L. Graham
President - Ryland Insurance Services

Lori A. Pasteur
Vice President - Human Resources

RYLAND HOMES
NORTH CENTRAL REGION

Kipling W. Scott
President - North Central Region

Russell T. Donaldson
Vice President - Financial Operations

Michelle Johnson
Vice President - Sales and Marketing

Caryn B. Simons
Vice President - Human Resources

Robert E. Walsh
Vice President - Operations

Winfield E. Ziegenfuss, Jr.
Vice President - Land Resources

John K. Adams
President - Ohio Valley Division

Scott C. Gallivan
President - Washington Division

Edward W. Gold
President - Baltimore Division

Alan J. Goldsticker
President - Indianapolis Division

John D. Hutchinson
President - Dallas Division

Peter G. Skelly
President - Chicago Division

Robert I. Solomon
President - Houston Division

Wayne J. Soojian
President - Twin Cities Division

Ken L. Trainer
President - Austin/San Antonio Division

RYLAND HOMES
SOUTHEAST REGION

John M. Garrity
President - Southeast Region

Robert L. Clark
Vice President - Financial Operations

Diane L. Morrison
Vice President - Sales and Marketing

Richard A. Parrino
Vice President - Human Resources

Joseph E. Sabella
Vice President - Operations

Jeffrey G. Agar
President - Jacksonville Division

Charles J. Fuhr
President - Atlanta Division

Donald T. McDonough
President - Charleston Division

David L. Nelson
President - Charlotte Division

Larry T. Nicholson
President - Orlando Division

James B. Traxinger
President - Fort Myers Division

William G. Wright
President - Tampa Division

RYLAND HOMES
WEST REGION

Mark L. Beisswanger
President - West Region

David M. Abbott
Vice President - Financial Operations

Philip M. DeCocco
Vice President - Human Resources

Phillip B. Perkins
Vice President - Sales and Marketing

Gerald R. Wilson
Vice President - Operations

William M. Butler
President - Denver Division

Robert M. Cross
President - Phoenix Division

Linda S. Edwards
President - Inland Empire Division

Todd S. Larkin
President - Las Vegas Division

Michael S. McKissick
President - Northern California Division

Jon B. Werner
President - San Diego Division

Quarterly Financial Data and Common Stock Prices and Dividends

(in thousands, except per share data) unaudited	2003				2002			
	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31
CONSOLIDATED RESULTS								
Revenues	$1,072,238	$872,184	$840,031	$659,676	$929,742	$732,735	$675,376	$539,360
Earnings before taxes	141,219	101,307	90,072	63,619	112,546	79,010	74,868	42,916
Tax expense	55,076	37,973	36,028	25,448	45,018	31,604	30,162	16,952
Net earnings	$ 86,143	$ 63,334	$ 54,044	$ 38,171	$ 67,528	$ 47,406	$ 44,706	$ 25,964
Net earnings per common share:								
Basic	$ 3.51	$ 2.56	$ 2.17	$ 1.52	$ 2.65	$ 1.80	$ 1.65	$ 0.97
Diluted	$ 3.29	$ 2.40	$ 2.03	$ 1.43	$ 2.50	$ 1.70	$ 1.56	$ 0.92
Weighted-average common shares outstanding:								
Basic	24,548	24,768	24,962	25,156	25,521	26,311	27,103	26,749
Diluted	26,182	26,362	26,600	26,633	26,994	27,877	28,644	28,318

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The number of common stockholders of record, at February 9, 2004, was 2,551.

The table below presents high and low market prices and dividend information for the Company. (See Note H for dividend restrictions.)

2003	HIGH	LOW	DIVIDENDS DECLARED PER SHARE	2002	HIGH	LOW	DIVIDENDS DECLARED PER SHARE
First quarter	$44.68	$ 35.20	$0.02	First quarter	$ 48.33	$33.46	$ 0.02
Second quarter	76.84	44.24	0.02	Second quarter	57.96	45.16	0.02
Third quarter	76.55	62.90	0.02	Third quarter	51.75	35.55	0.02
Fourth quarter	94.14	77.88	0.10	Fourth quarter	42.48	31.61	0.02

HEADQUARTERS

The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
818-223-7500

INTERNET ADDRESS

http://www.ryland.com

STOCK EXCHANGE LISTING

Ryland is listed on the New York Stock Exchange (NYSE) under the symbol RYL.

Price information for Ryland's common stock appears daily in major newspapers, as well as on Ryland's web site at www.ryland.com, which also includes historical financial information, news and other financial reports.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island
02940-3069
781-575-2726
http://www.equiserve.com

DIVIDEND PAYMENTS

Dividends on Ryland common stock are paid quarterly as declared by the board of directors. The payment dates are in January, April, July and October.

FORM 10-K REPORT AND OTHER PUBLICATIONS

Shareholders may receive a copy of the 2003 Form 10-K and other publications filed with the Securities and Exchange Commission in Washington, D.C., without charge by writing to:

The Ryland Group, Inc.
Investor Relations
24025 Park Sorrento, Suite 400
Calabasas, California 91302
Email to: investors@ryland.com

Copies of the annual and quarterly reports are also available.

INVESTOR INQUIRIES

Shareholders, securities analysts and others seeking information about the Company's business operations and financial performance are invited to contact Ryland at 818-223-7677 or write to:

Cathey S. Lowe
Senior Vice President – Finance
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
Email to: clowe@ryland.com

NEWS RELEASES AND EVENTS

News releases and quarterly earnings announcements, including live audio and replays of the most recent quarterly earnings conference calls, can be found on the Ryland web site in the Investor Information section under the headings "News Releases" and "Conference Calls." In addition, dates for upcoming events, including earnings release dates, conference calls, and Ryland's participation in analyst and industry conferences, are posted under "Calendar of Events."

ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. local time on April 21, 2004 in Marina del Rey, California.

RYLAND

THE RYLAND GROUP, INC.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
www.ryland.com